UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number 001-37593

BORQS TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

Office B, 21/F, Legend Tower, 7 Shing Yip Street

Kwun Tong, Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This Report on Form 6-K and Exhibit 99.1 are hereby incorporated by reference into the registrant’s Registration Statement on Form S-8 (File No. 333-257470), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Submission of Matters to a Vote of Security Holders

On October 28, 2022, Borqs Technologies, Inc. (the “Company”) held its 2022 Annual General Meeting of Shareholders (the “Annual Meeting”) in New York, New York, United States.

At the Annual Meeting, the shareholders of the Company voted:

•	To elect two Class I directors to serve until the 2025 Annual General Meeting of Shareholders or until the successor is elected and qualified or until the earlier resignation or removal; and

•	To ratify the appointment of YU Certified Public Accountant PC, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022.

The nominees were elected as Class I directors with the following vote:

Nominee	For	Withheld
Wan Yu (Lawrence) Chow	8,310,798	761,281
Ji (Richard) Li	8,444,316	627,763

The appointment of YU Certified Public Accountant PC, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2021, was ratified with the following vote:

For	Against	Abstain
8,420,524	555,834	95,721

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BORQS TECHNOLOGIES INC.
(registrant)

Dated: October 28, 2022	By:	/s/ Henry Sun
Henry Sun
Chief Financial Officer